UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________ to ____________.

Commission file number     001-35791

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Northfield Bank Employee Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office: Northfield Bancorp, Inc., 581 Main Street, Woodbridge, New Jersey 07095.

Northfield Bank Employee Savings Plan
Table of Contents
December 31, 2015 and 2014

The Northfield Bank Employee Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedule and exhibits are filed as a part of this Annual Report on Form 11-K.

(a)	Financial Statements of the Plan	Page(s)
	Report of Independent Registered Public Accounting Firm	1
	Statements of Net Assets Available for Plan Benefits	2
	Statement of Changes in Net Assets Available for Plan Benefits	3
	Notes to Financial Statements	4-8

(b)	Schedule *
	Schedule of Assets (Held at End of Year) Schedule H, Line 4i as of December 31, 2015	9
*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(c)	Index to Exhibits	10

(d)	Signature	11

Exhibit 23.1

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants
Northfield Bank Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Northfield Bank Employee Savings Plan (“the Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and 2014, and the changes in its net assets available for plan benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at December 31, 2015) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at December 31, 2015) is fairly stated in all material respects in relation to the Plan’s 2015 financial statements as a whole.

/s/ Withum Smith + Brown, PC
Morristown, New Jersey
June 28, 2016

Northfield Bank Employee Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2015 and 2014 (in thousands)

	2015	2014
Assets
Investments at fair value:
Mutual funds	$6,454	$5,737
Interest in common/collective trusts	3,769	3,657
Northfield Bancorp, Inc. Common Stock Fund	11,761	11,417
Total investments at fair value	21,984	20,811
Notes receivable from participants	519	396
Net assets available for plan benefits	$22,503	$21,207

The Notes to Financial Statements are an integral part of these statements.

Northfield Bank Employee Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2015 (in thousands)

Additions
Additions to net assets attributable to:
Investment income
Interest and dividend income	$530
Net appreciation in fair value of investments	475
Total investment income	1,005
Contributions
Employer	320
Employee	1,073
Employee rollover	42
Total contributions	1,435
Total additions	2,440
Deductions
Deductions from net assets attributable to:
Participant distributions	1,118
Administrative expenses	26
Total deductions	1,144
Net increase in net assets	1,296
Net assets available for plan benefits, beginning of the year	21,207
Net assets available for plan benefits, end of the year	$22,503

The Notes to Financial Statements are an integral part of this statement.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

1.    Description of Plan

The following description is provided for general information summary purposes. Participants of the Northfield Bank Employee Savings Plan (the “Plan”) should refer to the Summary Plan document for more detailed and complete description of the Plan provisions.

General
The Plan is a defined contribution employee savings plan covering all eligible employees of Northfield Bank (the “Bank”). The Bank is a wholly-owned subsidiary of Northfield Bancorp, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Participating employees with three months of credited service who are salaried employees or hourly paid employees who are eligible for the Bank's health benefits are automatically enrolled in the Plan and are entitled to contribute to the Plan between 2% to 100% (subject to certain IRS limitations) of their compensation, as defined in the Plan. Contributions can be made on a before-tax basis or after-tax basis.

The Bank matches a portion of the participants’ before or after tax contributions after one year of credited service. The Bank contributes an amount equal to one-quarter of the employee contributions on the first 6% of compensation, as defined, contributed by eligible employees for the first three years. The Bank contributes an amount equal to one-half of the employee contributions on the first 6% of compensation, as defined, for eligible employees with three or more years of service. The Bank may make discretionary contributions which may vary in amount from year to year. There were no discretionary Bank contributions made for 2015.

Vesting
Plan participants are 100 percent vested in the account balance attributable to their voluntary contributions, including related earnings therein.

The vesting schedule related to Bank matching contributions is as follows:

Years of Service	Percentage Vested
Less than 1 year	-0-%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

Forfeitures
If a participant terminates employment with the Bank and is less than 100% vested in the employer contribution, the participant forfeits the non-vested portion of their employer contribution. A forfeiture will occur in the plan year that the participant receives a distribution on their entire vested account or if the participant does not receive a distribution after five consecutive one year breaks in service. Forfeitures are retained in the Plan and used to reduce future Bank contributions. The balance of forfeitures included in Plan assets at December 31, 2015 was $566. There were no forfeitures included in the Plan assets at December 31, 2014. Forfeitures of $1,125 were used to reduce employer contributions in 2015.

Administrative Expenses
Expenses associated with administering the Plan are generally paid by the Bank. Certain participant-specific expenses are assessed against such participants' individual investment accounts. In addition, certain investment related expenses have been offset against net investment income and are not readily determinable.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Payment of Benefits
On termination of service due to death, a participant’s vested account balance will be distributed one of three ways: as a single cash payment within 1 year of the date of termination, through a straight-life annuity, or a rollover to an individual retirement account (“IRA”) or another qualified plan for a surviving spouse. For termination of service due to disability, retirement or other reasons, a participant may receive the value of the vested interest in his or her account as a single cash payment, rollover to an IRA or a straight-life annuity contract.

Notes Receivable from Participants
Eligible participants may borrow up to the lesser of (1) fifty percent (50%) of the value of the employee vested account or (2) $50,000 reduced by the largest outstanding note receivable balance during the past 12 months. The interest rate on all such notes receivable are fixed for the term of the receivable and are based on the “prime rate” as published in the Wall Street Journal on the first day of the month in which the loan was made. The rate shall remain in effect until the receivable is repaid. The interest rate on notes receivable from participants was 3.25% at December 31, 2015 and 2014.

Distributions
During employment, a participant may make withdrawals of amounts applicable to employee and vested employer contributions, subject to certain restrictions, as defined. Participants are entitled to withdraw funds upon attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and substantial financial need, as defined by the Plan document. Participants are limited to one withdrawal in any calendar year.

2.    Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting. Certain prior year balances have been reclassified to conform to current year presentation.

Payment of Benefits
Amounts paid to participants are recorded upon distribution.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition
Mutual funds are valued on the last business day of the year based on published market values in active markets. Common/collective trust (“CCT”) fund fair values are determined by the respective fund manager using Net Asset Value (“NAV”) as a practical expedient. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. There were no significant unfunded commitments or restrictions on redemptions related to the CCTs as of December 31, 2015 and 2014. CCT funds can be redeemed daily.

The Northfield Bancorp, Inc. Common Stock Fund (“CSF”) consists primarily of Northfield Bancorp, Inc. common stock. In addition, the CSF also invests approximately 5% of its balance in money market instruments. Participant ownership is measured in units of the CSF instead of shares of stock. The Plan directly owns the shares of common stock of Northfield Bancorp, Inc. The common stock is valued based upon quoted prices at the last reported sales price at the end of the year. The money market instruments are valued at cost plus interest earned, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

Notes Receivable from Participants
Notes receivable are valued at their unpaid principal balance plus any accrued but unpaid interest. Upon default, these receivables are deemed to be a distribution to the participant.

Risks and Uncertainties
The Plan has various investments, directed by participants, including mutual funds, common/collective trusts, and direct holdings in common stock of Northfield Bancorp, Inc. These investments are subject to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits.

The CSF is subject to various risks including concentration risk since the fund invests primarily in the common stock of Northfield Bancorp, Inc. and therefore the performance of the fund is primarily determined by the performance of Northfield Bancorp, Inc. common stock. The market price of Northfield Bancorp, Inc. common stock is dependent on a number of factors, including the financial condition and profitability of Northfield Bancorp, Inc. and Northfield Bank. In addition, the market price of Northfield Bancorp, Inc. common stock may be affected by general market conditions, market interest rates, the market for financial institutions, merger and takeover transactions, the presence of professional and other investors who purchase common stock on speculation, as well as other unforeseeable events not necessarily within the control of the board of directors of Northfield Bancorp, Inc. and the Bank.

Effects of New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value (NAV) per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate NAV per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented with early adoption permitted. Plan management has elected to early adopt ASU 2015-07 in these financial statements.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures and (Part III) Measurement Date Practical Expedient, of which, Parts I and II are applicable to the Plan.

•Part I amendments designate contract value as the only required measure for fully benefit- responsive contracts and eliminate certain disclosure requirements.

•Part II amendments eliminate the requirement that plans disclose: individual investments that represent 5 percent or more of net assets available for benefits, and the net appreciation, or depreciation for investments by general type for both participated-directed investments and nonparticipant-directed investments. In addition, investments presented in the fair value hierarchy are only required to be broken out by general type, and self-directed brokerage accounts are presented as one type of general investment.

ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented, with early adoption permitted.  Plan management has elected to early adopt ASU 2015-12 in these financial statements.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

3.    Fair Value Measurements

In accordance with accounting principles generally accepted in the United States of America, each of the Plan’s fair value measurements are categorized in one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety:

• Level 1—Quoted prices in active markets for identical assets or liabilities.

• Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

• Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table represents the Plan’s fair value hierarchy for its financial assets (investments) measured at fair value on a recurring basis as of December 31, 2015 and 2014 (in thousands):

	Total	(Level 1)	(Level 2)	(Level 3)
	(in thousands)
December 31, 2015
ASSETS
Mutual funds, at fair value	$6,454	$6,454	$—	$—
Investments measured at NAV*
CCTs	3,769
Northfield Bancorp, Inc Common Stock Fund	11,761
Total investments at NAV	15,530
Total investments	$21,984
December 31, 2014
ASSETS
Mutual funds, at fair value	$5,737	$5,737	$—	$—
Investments measured at NAV*
CCTs	3,657
Northfield Bancorp, Inc Common Stock Fund	11,417
Total investments at NAV	15,074
Total investments	$20,811

* In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for plan benefits.

The investment in CCTs and the CSF are valued as a practical expedient utilizing the net asset valuation. The use of NAV is deemed appropriate as the common collective trusts do not have a finite life, unfunded commitments relating to the types of investment, or significant restrictions on redemptions. The practical expedient is used for valuation, unless it is probable that the Plan will sell a portion of the investment at an amount different from the net asset valuation.

4.    Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per financial statements and Form 5500 as of December 31, 2015 and 2014 (in thousands):

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2015 and 2014

	2015	2014
Net assets available for plan benefits per financial statements	$22,503	$21,207
Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	—	41
Net assets available for plan benefits per Form 5500	$22,503	$21,248

The following is a reconciliation of additions per the financial statements and Form 5500 for the year ended December 31, 2015 (in thousands):

2015
Total additions per financial statements	$2,440
Reversal of 2014 adjustment from the fair value to contract value for fully benefit-responsive investment contracts	41
Total additions per Form 5500	$2,481

5.    Tax Status

The IRS has determined and informed the Plan sponsor by a letter dated June 16, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal and state tax authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

6.    Plan Termination

The Bank has not expressed any intention to discontinue the Plan, however, it has the right under the Plan to terminate or discontinue employee contributions to the Plan subject to the provisions of ERISA. In the event of plan termination, plan participants will become 100% vested in their Bank contribution accounts and are entitled to full distribution of such amounts.

7.    Party-in-Interest Transactions

At December 31, 2015 and 2014, the Plan held 483,700 and 513,020 units, respectively, of the CSF. At December 31, 2015 and 2014, the CSF held 701,812 and 739,259 shares, respectively, of Northfield Bancorp, Inc. common stock.

Certain Plan investments are managed by the trustee of the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions.

8.    Subsequent Events

The Plan was amended effective January 9, 2016 to allow the employees of a company acquired by the Plan Sponsor in 2016, to participate in the Plan with prior service credited.

Northfield Bank Employee Savings Plan
Schedule H, Part IV - Line 4i
ID# 13-5578494; Plan# 002
December 31, 2015 (dollars in thousands)

			(c) Description of
			Investment Including
			Maturity Date, Rate
		(b) Identity of Issuer, Borrower	of Interest, Collateral,			(e) Current
*(a)		Lessor or Similar Party	Par, or Maturity Value		(d) Cost **	Value

		Mutual funds

		American Beacon Lg Cap Value Inv	36,402	shares	**	$890
		American Funds EuroPacific	3,817	shares	**	173
		Dodge and Cox Income	35,914	shares	**	477
		DFA US Small Cap Port	36,169	shares	**	1,026
		T. Rowe Price Retirement Income	4,294	shares	**	61
		T. Rowe Growth Stock Fund	8,370	shares	**	449
		T. Rowe Price 2010	13	shares	**	—
		T. Rowe Price 2015	14,888	shares	**	204
		T. Rowe Price 2020	6,096	shares	**	120
		T. Rowe Price 2025	12,990	shares	**	194
		T. Rowe Price 2030	13,252	shares	**	289
		T. Rowe Price 2035	6,484	shares	**	102
		T. Rowe Price 2040	4,013	shares	**	91
		T. Rowe Price 2045	3,950	shares	**	60
		T. Rowe Price 2050	11,679	shares	**	149
		T. Rowe Price 2055	175	shares	**	2
		T. Rowe Price 2060	47	shares	**	—
		Vanguard Mid Cap Index	5,336	shares	**	794
		Vanguard 500 Index	7,284	shares	**	1,373
		Total mutual funds				6,454

		Interest in common/collective trusts
	*	PAAAS Moderate Aggressive	15,401	shares	**	162
	*	PAAAS Moderate	46,621	shares	**	487
		Wells Fargo Stable Return Fund C	61,109	shares	**	3,120
		Total interest in common/collective trusts				3,769

	*	Northfield Bancorp, Inc. Common Stock Fund	483,700	units	**	11,761

						$21,984

		Notes receivable from participants	Interest of 3.25% maturing through 2030			$519

		* Party-in-interest
		** Cost omitted for participant directed investments

See Report of Independent Registered Public Accounting Firm

Northfield Bank Employee Savings Plan
Index to Exhibits

Exhibit Number	Description	Page of Sequentially Number Pages
23.1	Consent of Independent Registered Public Accounting Firm	11

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

NORTHFIELD BANK EMPLOYEE SAVINGS PLAN
DATE: June 28, 2016	By:	/s/ William R. Jacobs
William R. Jacobs
Chief Financial Officer
(Principal Financial and Accounting Officer)